SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Rio de Janeiro, December 31, 2008

To
Comissão de Valores Mobiliários – CVM
Superintendência de Relações com Empresas – SEP
Rua Sete de Setembro, 111
20159-900
Rio de Janeiro -  RJ

cc: Braskem S.A.
Rua Eteno, nº 1582
CEP 42810-000
Camaçari – BA

Ref.: Transfer of Ownership Interest

Dear Sirs,

Odebrecht Investimentos em Infra-Estrutura Ltda., with its principal place of business at Praia de Botafogo, 300, 11th floor – part, Botafogo, Rio de Janeiro – RJ, enrolled with the National Register of Legal Entities (CNPJ) under No. 07.668.258/0001-00, and its affiliate Belgrávia Empreendimentos Imobiliários S.A., with its principal place of business at Praia de Botafogo, 300, 11th floor – part, CEP 22250-040, Rio de Janeiro – RJ, enrolled with CNPJ/MF under No. 71.884.431/0001-06, in compliance with the provisions of article 12, paragraph 1, of CVM Ruling No. 358 of January 3, 2002, with all due respect, submit to this Securities Commission the enclosed information as a result of the transfer of 20,685,872 class “A” preferred shares issued by Braskem S.A., which are held by Odebrecht Investimentos em Infra-Estrutura Ltda., to Belgrávia Empreendimentos Imobiliários S.A.

We remain at your disposal to provide any clarifications that may be needed.

Very truly yours,

[sgd]
Odebrecht Investimentos em Infra-Estrutura Ltda.
Alvaro Pereira Novis and Adriano Sá de Seixas Maia

[sgd]
Belgrávia Empreendimentos Imobiliários S.A.
Adriano Chaves Jucá Rolim and Paulo Henyan Yue Cesena

NOTICE

Pursuant to the provisions of article 12 of CVM Ruling No. 358/02, as amended by CVM Ruling 449/07, Odebrecht Investimentos em Infra-Estrutura Ltda., with its principal place of business at Praia de Botafogo, 300, 11th floor – part, CEP 22250-040, Rio de Janeiro – RJ, enrolled with the National Register of Legal Entities (CNPJ/MF) under No. 07.668.258/0001-00 (“OII”), and Belgrávia Empreendimentos Imobiliários S.A., with its principal place of business at Praia de Botafogo, 300, 11th floor – part, CEP 22250-040, Rio de Janeiro – RJ, enrolled with CNPJ/MF under No. 71.884.431/0001-06 (“Belgrávia”), notifies that the twenty million six hundred and eighty-five thousand eight hundred and seventy-two (20,685,872) class “A” preferred shares issued by Braskem S.A. (“Company”), representing 6.5% of the shares of such class, and 4.1% of the total capital of the Company previously held by OII, will be held as of this date by Belgrávia. Consequently, Belgrávia has become the holder of seventy-eight million five hundred and twelve thousand six hundred and seventy-three (78,512,673) class “A” preferred shares issued by the Company, whereas OII has zeroed its participation in the Company. It is important to inform that, besides such acquisition, there are no Company shares intended by Belgrávia. No affiliate or subsidiary of Belgrávia holds securities issued by the Company. No debentures convertible into shares are directly or indirectly held by Belgrávia or a person related to it, and except for the Shareholders’ Agreements filed at the Company’s headquarters, there is no other agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by the company in which Belgrávia or the person related to it is a party. Finally, it should be noted that such transaction does not alter the control composition or administrative structure of the Company, considering that both OII and Belgrávia belong to the control group of the Company, since they are directly or indirectly controlled by Odebrecht S.A.

December 31, 2008

[sgd]
Odebrecht Investimentos em Infra-Estrutura Ltda.
Alvaro Pereira Novis and Adriano Sá de Seixas Maia

[sgd]
Belgrávia Empreendimentos Imobiliários S.A.
Adriano Chaves Jucá Rolim and Paulo Henyan Yue Cesena

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 02, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.